[redacted]

11015189

UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washingt[on]

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2011
WASH. D.C.
189

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 40365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Owens Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2221 Olympic Blvd.
(No. and Street)

Walnut Creek (City) CA (State) 94595 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan H. Draper 925-280-5393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Derry-Smith LLP
(Name – *if individual, state last, first, middle name*)

One California St., (Address) 4th Fl., San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/14

OATH OR AFFIRMATION

I, Bryan H. Draper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Owens Securities Corp., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO.

Title

See Attached Certificate

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 20 11 by Bryan H. Draper,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Signature

(Notary seal)

KIM LARSON
COMM. #1745316
Notary Public - California
Contra Costa County
My Comm. Expires May 15, 2011
NR01

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

____
(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages _____ Document Date__________

____
(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

Any Jurat completed in California must contain verbiage that indicates the notary public either personally knew the document signer (affiant) or that the identity was satisfactorily proven to the notary with acceptable identification in accordance with California notary law. Any jurat completed in California which does not have such verbiage must have add the wording either with a jurat stamp or with a jurat form which does include proper wording. There are no exceptions to this law for any jurat performed in California. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

Financial statements and report of independent certified public accountants

Owens Securities Corporation

December 31, 2010 and 2009

CONTENTS

PERRY-SMITH
THE POWER OF CONFIDENCE

Perry-Smith LLP
575 Market Street | Suite 3300
San Francisco, CA 94105
www.perry-smith.com
415.576.1100

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Owens Securities Corporation

We have audited the accompanying balance sheet of Owens Securities Corporation, (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Owens Securities Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule contained within the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perry-Smith LLP

February 10, 2011

Owens Securities Corporation

BALANCE SHEET

December 31, 2010 and 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash	$ 12,956	$ 12,789
Capitalized regulatory fees	4,104	4,031
Total current assets	17,060	16,820
	$ 17,060	$ 16,820

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts payable	$ 800	$ 800
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized 10,000,000 shares; issued and outstanding 15,000 shares	15,000	15,000
Additional paid-in capital	179,126	144,700
Accumulated deficit	(177,866)	(143,680)
Total Shareholder's Equity	16,260	16,020
	$ 17,060	$ 16,820

The accompanying notes are an integral part of these financial statements.

Owens Securities Corporation

STATEMENT OF OPERATIONS

for the Years ended December 31, 2010 and 2009

	2010	2009
Revenues		
Interest and other income	$ 1	$ 6
Realized loss on securtities	0	(1,666)
Total Revenues	1	(1,660)
General and administrative expenses	33,387	22,139
Loss from operations	(33,386)	(23,799)
Loss before provision for income taxes	(33,386)	(23,799)
Provision for income taxes	(800)	(800)
Net Loss	$ (34,186)	$ (24,599)

The accompanying notes are an integral
part of these financial statements.

Owens Securities Corporation

STATEMENT OF STOCKHOLDER'S EQUITY

For the Years ended December 31, 2010 and 2009

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances at January 1, 2009	15,000	$ 15,000	$ 124,700	$ (119,081)	$ 20,619
Net loss	-	-	-	(24,599)	(24,599)
Capital contributed from parent	-	-	20,000	-	20,000
Balances at December 31, 2009	15,000	15,000	144,700	(143,680)	16,020
Net loss	-	-	-	(34,186)	(34,186)
Capital contributed from parent	-	-	34,426	-	34,426
Balances at December 31, 2010	15,000	$ 15,000	$ 179,126	$ (177,866)	$ 16,260

The accompanying notes are an integral part of these financial statements.

Owens Securities Corporation

STATEMENT OF CASH FLOWS

For the Years ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net loss	$ (34,186)	$ (24,599)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in other investment	0	7,413
Change in capitalized asset	(73)	(4,029)
Change in accounts payable	-	(10,000)
Net cash flows used in operating activities	(34,259)	(31,215)
Cash flows provided by financing activities:		
Additional paid-in capital contributed	34,426	20,000
Net cash flows provided by financing activities	34,426	20,000
INCREASE (DECREASE) IN CASH	167	(11,215)
Cash at beginning of year	12,789	24,004
Cash at end of year	$ 12,956	$ 12,789

The accompanying notes are an integral part of these financial statements.

Owens Securities Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

1. ORGANIZATION

Owens Securities Corporation (the "Company") was incorporated in September 1988 in the State of California. The Company is a registered broker-dealer and is a wholly-owned subsidiary of Owens Financial Group Inc. (the "Parent"). Its operations consist of effecting transactions of limited partnership interests in Owens Mortgage Investment Fund. During the years ended December 31, 2010 and 2009, no commission revenue was earned.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Management Estimates

The Company uses the accrual method of accounting for financial reporting purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Estimate

In 2009, the Company revised its policy of accounting for regulatory fees paid to the Financial Industry Regulatory Authority, which are paid in the current year for the subsequent fiscal year. Historically, the Company had presented these as expenses on the income statement in the year paid. For 2009 and subsequent years, however, the Company determined it more reasonable to capitalize these expenses and amortize them quarterly over the year incurred.

The change in accounting estimate does not change the underlying economics of the Company's business or of these transactions. As a result of capitalizing these expenses in the year ended December 31, 2009, the net loss of the Company was reduced by $4,031.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash includes deposits held at financial institutions.

Income Taxes

The Company has elected S corporation status for federal and state tax purposes. As an S Corporation, substantially all income tax liability will flow through to the Company's shareholders with the exception of a 1.5% franchise tax for state tax reporting purposes applicable to taxable income earned in California (the Company's principal state of operation).

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. As of December 31, 2010 and 2009, the gross deferred tax assets and gross deferred tax liabilities were not considered material and the net deferred tax asset was zero. The provision for income taxes for the years ended December 31, 2010 and 2009 consists of minimum state franchise tax of $800.

The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. In accordance with ASC 740-10, the Company has elected to record interest accrued and penalties, if any, related to unrecognized tax benefits in other operating expenses.

The total amount of unrecognized tax benefits, including interest and penalties, at December 31, 2010 and 2009 is zero. The amount of tax benefits that would impact the effective rate, if recognized, is expected to be zero. The Company does not anticipate any significant changes with respect to unrecognized tax benefits within the next 12 months. As of December 31, 2010 the Company's tax returns for 2006, 2007, 2008 and 2009 are subject to examination by the tax authorities.

Subsequent Events

Management reviewed all events occurring from December 31, 2010 through February 10, 2011, the date financial statements were issued, and no subsequent events occurred requiring accrual or disclosure in the Company's financial statements.

3. COST SHARING AGREEMENT

As of January 1, 2008, the Company entered into a Cost Sharing Agreement with its parent, Owens Financial Group, Inc. ("Owens") whereby the Company will reimburse Owens $10,000 per year in addition to any income tax liability incurred by Owens on behalf of the Company. As of December 1, 2010 this Cost Sharing Agreement was amended and entitled the Expense Sharing Agreement in order to evidence compliance with the financial responsibility rules relating to cost-sharing, including the net capital rule, and the reporting and record keeping requirements under SEC Rule 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, and rules promulgated thereunder, as further set forth in the National Association of Securities Dealers Notice to Members 03-63 dated October 2003. For December 2010, this amount is calculated as $260.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) the maintenance of minimum net capital, as defined, of $5,000; and (2) a maximum ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At December 31, 2010, the Company had net capital of $12,156 which was $7,156 in excess of its required net capital, and a ratio of aggregate indebtedness to net capital of 6.58%. At December 31, 2009, the Company had net capital of $11,989, which was $6,989 in excess of its required net capital, and a ratio of aggregate indebtedness to net capital of 6.67%.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010 and 2009

	2010	2009
Net capital		
Total stockholder's equity	$ 16,260	$ 16,020
less: Other deductions	(4,104)	(4,031)
Net capital	$ 12,156	$ 11,989
Computation of basic net capital requirement:		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 7,156	$ 6,989
Ratio of aggregate indebtedness to capital	6.58%	6.67%

Reconciliation of net capital:

The net capital as reported in the accompanying financial statements equals the net capital as reported in the Company's unaudited filing of Part IIA of the FOCUS reports as of December 31, 2009 and 2010. As a result, no reconciliation is required.

PERRY-SMITH
THE POWER OF CONFIDENCE

Perry-Smith LLP
575 Market Street | Suite 3300
San Francisco, CA 94105
www.perry-smith.com
415.576.1100

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17A-5

To the Board of Directors
Owens Securities Corporation

In planning and performing our audit of the financial statements of Owens Securities Corporation (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17A-5

(Continued)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Perry-Smith LLP

San Francisco, California
February 10, 2011